UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41359

Belite Bio, Inc

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant´s name into English)

12750 High Bluff Drive Suite 475,

San Diego, CA 92130

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 1, 2025, Belite Bio, Inc (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Leerink Partners LLC and BofA Securities, Inc., as representatives of the underwriters named therein, relating to the underwritten public offering (the “Offering”) of 2,272,727 American Depositary Shares, or ADSs, each representing one ordinary share, at a public offering price of $154.00 per ADS. The Company has also granted the underwriters a 30-day option to purchase up to 340,909 additional ADSs from the Company at the public offering price, less underwriting discounts and commissions. The gross proceeds of the Offering to the Company are expected to be approximately $350.0 million before deducting underwriting discounts and commissions and offering expenses payable by the Company. The Offering is expected to close on or about December 3, 2025, subject to the satisfaction of customary closing conditions.

The Offering was made pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-284521), which became effective automatically on January 27, 2025, as supplemented by a prospectus supplement dated December 1, 2025.

A copy of the Underwriting Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference. The foregoing descriptions of the Underwriting Agreement do not purport to be complete and are subject to and qualified in their entirety by reference to the Underwriting Agreement, which is attached hereto as Exhibit 1.1, and is incorporated herein by reference.

The legal opinions of Maples and Calder (Hong Kong) LLP relating to the ADSs are filed as Exhibits 5.1 to this Form 6-K and incorporated by reference herein.

The consent of Marcum Asia CPAs LLP is filed as Exhibit 23.3 to this Form 6-K and incorporated by reference herein.

On December 1, 2025, the Company issued a press release announcing the pricing of the Offering. A copy of this press release is filed as Exhibit 99.1 to this Form 6-K.

The information contained in this Form 6-K, including Exhibits 1.1, 5.1 and 23.3 hereto, but excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-284521).

Exhibit No.	Description of Exhibit
1.1	Underwriting Agreement, dated December 1, 2025
5.1	Opinion of Maples and Calder (Hong Kong) LLP
23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1 hereto)
23.3	Consent of Marcum Asia CPAs LLP
99.1	Press Release dated December 1, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belite Bio, Inc

By:	/s/ Yu-Hsin Lin
Name:	Yu-Hsin Lin
Title:	Chief Executive Officer and Chairman

Date: December 2, 2025